UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the quarter ended September 30, 2006

Commission File Number: 001-13425
Ritchie Bros. Auctioneers Incorporated
6500 River Road
Richmond, BC, Canada
V6X 4G5
(604) 273 7564
(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☐       Form 40-F ☑
indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PART 1. FINANCIAL INFORMATION
ITEM 1. FINANCIAL STATEMENTS
The accompanying unaudited consolidated financial statements do not include all information and footnotes required by Canadian or United States generally accepted accounting principles for a complete set of annual financial statements. However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or any other period. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the consolidated financial statements included in the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2005, a copy of which has been filed with the U.S. Securities and Exchange Commission. These policies have been applied on a consistent basis.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Operations and Retained Earnings
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005

Auction revenues	$55,688	$38,430	$190,341	$152,700
Direct expenses	8,105	4,487	25,896	18,563

	47,583	33,943	164,445	134,137

Expenses:
Depreciation and amortization	4,337	3,198	10,651	10,061
General and administrative	28,862	23,859	81,566	68,316

	33,199	27,057	92,217	78,377

Earnings from operations	14,384	6,886	72,228	55,760
Other income (expense):
Interest expense	(283)	(427)	(1,003)	(1,768)
Gain (loss) on disposition of capital assets	(454)	68	1,463	6,570
Other	155	65	626	302

	(582)	(294)	1,086	5,104

Earnings before income taxes	13,802	6,592	73,314	60,864
Income tax expense (recovery):
Current	5,024	1,779	26,374	21,695
Future	(926)	245	(488)	(208)

	4,098	2,024	25,886	21,487

Net earnings	$9,704	$4,568	$47,428	$39,377

Net earnings per share (in accordance with Canadian and United States GAAP) (note 5):
Basic	$0.28	$0.13	$1.37	$1.15
Diluted	$0.28	$0.13	$1.36	$1.13

Retained earnings, beginning of period	$242,386	$210,695	$217,080	$183,438
Net earnings	9,704	4,568	47,428	39,377
Cash dividends paid	(7,258)	(6,191)	(19,676)	(13,743)

Retained earnings, end of period	$244,832	$209,072	$244,832	$209,072

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

	September 30,	December 31,
	2006	2005

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$186,051	$169,249
Accounts receivable	148,238	25,447
Inventory	28,123	9,991
Advances against auction contracts	945	255
Prepaid expenses and deposits	5,876	2,726
Other assets	760	1,188
Income taxes receivable	1,066	—
Future income tax asset	601	601

	371,660	209,457

Capital assets (note 3)	279,505	250,645
Other assets	432	1,537
Goodwill	39,964	38,397
Future income tax asset	1,311	860

	$692,872	$500,896

Liabilities and Shareholders’ Equity
Current liabilities:
Auction proceeds payable	$210,449	$62,392
Accounts payable and accrued liabilities	67,170	50,969
Income taxes payable	—	11,308
Current portion of long-term debt (note 4)	224	220
Future income tax liability	460	460

	278,303	125,349
Long-term debt (note 4)	43,679	43,322
Other liabilities	—	516
Future income tax liability	7,607	6,526

	329,589	175,713

Shareholders’ equity:
Share capital (note 5)	83,584	79,844
Additional paid-in capital	10,231	8,929
Retained earnings	244,832	217,080
Foreign currency translation adjustment	24,636	19,330

	363,283	325,183

	$692,872	$500,896

Commitments and contingencies (note 6)
See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars)
(Unaudited)

				Foreign
		Additional		Currency	Total
	Share	Paid-In	Retained	Translation	Shareholders’
	Capital	Capital	Earnings	Adjustment	Equity

Balance, December 31, 2005	$79,844	$8,929	$217,080	$19,330	$325,183
Exercise of stock options	2,369	(340)	—	—	2,029
Stock compensation tax adjustment	—	99	—	—	99
Stock compensation expense	—	469	—	—	469
Net earnings	—	—	13,198	—	13,198
Cash dividends paid	—	—	(6,199)	—	(6,199)
Foreign currency translation adjustment	—	—	—	523	523

Balance, March 31, 2006	82,213	9,157	224,079	19,853	335,302
Exercise of stock options	940	(131)	—	—	809
Stock compensation tax adjustment	—	192	—	—	192
Stock compensation expense	—	513	—	—	513
Net earnings	—	—	24,526	—	24,526
Cash dividends paid	—	—	(6,219)	—	(6,219)
Foreign currency translation adjustment	—	—	—	4,963	4,963

Balance, June 30, 2006	83,153	9,731	242,386	24,816	360,086
Exercise of stock options	431	(44)	—	—	387
Stock compensation tax adjustment	—	25	—	—	25
Stock compensation expense	—	519	—	—	519
Net earnings	—	—	9,704	—	9,704
Cash dividends paid	—	—	(7,258)	—	(7,258)
Foreign currency translation adjustment	—	—	—	(180)	(180)

Balance, September 30, 2006	$83,584	$10,231	$244,832	$24,636	$363,283

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005

Cash provided by (used in):
Operating activities:
Net earnings	$9,704	$4,568	$47,428	$39,377
Items not involving cash:
Depreciation and amortization	4,337	3,198	10,651	10,061
Stock compensation expense	519	350	1,501	1,114
Future income taxes	(926)	245	(488)	(208)
Net loss (gain) on disposition of capital assets	454	(68)	(1,463)	(6,570)
Changes in non-cash working capital:
Accounts receivable	(71,491)	1,789	(122,791)	(59,559)
Inventory	(25,344)	(5,679)	(18,132)	4,484
Advances against auction contracts	1,963	(6,704)	(690)	(8,738)
Prepaid expenses and deposits	421	(293)	(3,130)	(2,161)
Income taxes receivable	(1,066)	—	(1,066)	—
Income taxes payable	(733)	(7,507)	(10,760)	2,401
Auction proceeds payable	41,658	(26,597)	148,057	103,712
Accounts payable and accrued liabilities	4,405	(5,552)	15,685	(10,236)
Other	250	(538)	(3,822)	1,912

	(35,849)	(42,788)	60,980	75,589

Investing activities:
Acquisition of business	—	—	(2,300)	—
Capital asset additions	(14,003)	(10,729)	(36,643)	(29,879)
Proceeds on disposition of capital assets	559	377	4,685	9,135
Decrease in other assets	136	124	1,569	448

	(13,308)	(10,228)	(32,689)	(20,296)

Financing activities:
Issuance of share capital	387	448	3,225	2,800
Dividends on common shares	(7,258)	(6,191)	(19,676)	(13,743)
Repayment of long-term debt	(57)	(12,323)	(169)	(17,190)
Issuance of long-term debt	—	12,266	—	16,016
Decrease in funds committed for debt repayment	—	—	—	1,858
Other	25	—	260	23

	(6,903)	(5,800)	(16,360)	(10,236)
Effect of changes in foreign currency rates on cash and cash equivalents	(253)	1,589	4,871	(2,695)

Increase in cash and cash equivalents	(56,313)	(57,227)	16,802	42,362
Cash and cash equivalents, beginning of period	242,364	232,221	169,249	132,632

Cash and cash equivalents, end of period	$186,051	$174,994	$186,051	$174,994

Supplemental information:
Interest paid	$1,035	$525	$2,013	$1,412
Income taxes paid	$6,320	$8,924	$37,517	$18,980

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2006 and 2005
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2006 and for the three and nine-month periods ended
September 30, 2006 and 2005 is unaudited)

1.	Significant accounting policies:
(a)	Basis of presentation:

These unaudited consolidated financial statements present the financial position, results of operations, changes in shareholders’ equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the “Company’’) and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP’’) applicable to interim financial information and are based on accounting principles and practices consistent with those used in the preparation of the annual consolidated financial statements. These consolidated financial statements are not materially different from those that would be presented in accordance with United States GAAP (see note 8). The interim consolidated financial statements should be read in conjunction with the December 31, 2005 audited consolidated financial statements.

(b)	Revenue recognition:

Auction revenues are comprised mostly of auction commissions, which are earned by the Company acting as an agent for consignors of equipment, but also include net profits on the sale of inventory, incidental interest income, internet and proxy purchase fees, and handling fees on the sale of certain lots. All revenue is recognized when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

Auction commissions represent the percentage earned by the Company on the gross proceeds from equipment sold at auction. The majority of auction commissions is earned as a pre-negotiated fixed rate of the gross selling price. Other commissions are earned when the Company guarantees a certain level of proceeds to a consignor. This type of commission includes a pre-negotiated percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract to be sold after a period end is known at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company’s exposure from these guarantee contracts fluctuates over time (see note 6).

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2006 and 2005
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2006 and for the three and nine-month periods ended
September 30, 2006 and 2005 is unaudited)

1.	Significant accounting policies (continued):
(b)	Revenue recognition (continued):

Auction revenues also include net profit on the sale of inventory items. In some cases, incidental to its regular commission business, the Company temporarily acquires title to items for a short time prior to a particular auction sale. The auction revenue recorded is the net gain or loss on the sale of the items.

(c)	Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current period.
2.	Seasonality of operations:

The Company’s operations are both seasonal and event driven. Auction revenues tend to be highest during the second and fourth calendar quarters. The Company generally conducts more auctions during these quarters than during the first and third calendar quarters. Mid-December through mid-February and July through August are traditionally less active periods.

In addition, the Company’s revenue is dependent upon the timing of such events as fleet upgrades and realignments, contractor retirements, and the completion of major projects, among other things. These events are not predictable and are usually unrelated to fiscal quarters, making quarter-to-quarter comparability difficult.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2006 and 2005
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2006 and for the three and nine-month periods ended
September 30, 2006 and 2005 is unaudited)

3.	Capital assets:

		Accumulated	Net book
September 30, 2006	Cost	depreciation	value

Buildings	$129,863	$25,253	$104,610
Land and improvements	133,987	6,133	127,854
Land and buildings under development	16,430	—	16,430
Automotive equipment	14,521	5,365	9,156
Yard equipment	14,061	6,915	7,146
Office equipment	8,084	4,939	3,145
Computer equipment	5,347	3,117	2,230
Computer software	9,379	1,768	7,611
Leasehold improvements	2,263	940	1,323

	$333,935	$54,430	$279,505

		Accumulated	Net book
December 31, 2005	Cost	depreciation	value

Buildings	$120,010	$21,184	$98,826
Land and improvements	114,493	4,566	109,927
Land and buildings under development	20,374	—	20,374
Automotive equipment	12,449	4,490	7,959
Yard equipment	10,334	5,440	4,894
Office equipment	6,604	4,226	2,378
Computer equipment	5,731	3,658	2,073
Computer software	12,977	10,850	2,127
Leasehold improvements	3,521	1,434	2,087

	$306,493	$55,848	$250,645

During the nine months ended September 30, 2006, the Company capitalized interest of $998,000 (nine months ended September 30, 2005 — $299,000) to the cost of land and buildings under development.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2006 and 2005
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2006 and for the three and nine-month periods ended
September 30, 2006 and 2005 is unaudited)

4.	Long-term debt:

	September 30,	December 31,
	2006	2005

Term loan, unsecured, bearing interest at 5.61%, due in quarterly installments of interest only, with the full amount of the principal due in 2011.	$30,000	$30,000

Term loan, denominated in Canadian dollars, secured by a general security agreement, bearing interest at 4.429%, due in monthly installments of interest only, with the full amount of the principal due in 2010.	13,419	12,900

Term loan, denominated in Australian dollars, secured by deeds of trust on specific property, bearing interest between the prime rate and 6.5%, due in quarterly installments of AUD75,000, plus interest, with final payment occurring in 2008.	484	642

	43,903	43,542
Current portion	(224)	(220)

Non-current portion	$43,679	$43,322

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2006 and 2005
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2006 and for the three and nine-month periods ended
September 30, 2006 and 2005 is unaudited)

5.	Share capital:
(a)	Shares issued:

Common shares issued and outstanding are as follows:

Issued and outstanding, December 31, 2005	34,423,900
Issued for cash, pursuant to stock options exercised	156,325

Issued and outstanding, September 30, 2006	34,580,225

(b)	Stock option plan:

Stock option activity for the nine months ended September 30, 2006 is as follows:

	Common Shares	Weighted Average
	Under Option	Exercise Price

Outstanding, December 31, 2005	847,598	$21.90
Granted	205,950	44.09
Exercised	(156,325)	20.63

Outstanding, September 30, 2006	897,223	$27.22

Exercisable, September 30, 2006	675,273	$21.88

The options outstanding at September 30, 2006 expire on dates ranging to January 24, 2016.

The following is a summary of stock options outstanding and exercisable at September 30, 2006:

		Options Outstanding		Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Range of		Remaining	Exercise	Number	Exercise
Exercise Prices	Number Outstanding	Life (years)	Price	Exercisable	Price

$ 11.675 — $13.050	146,000	4.9	$12.41	142,000	$12.41
13.344 — 15.525	172,573	5.7	15.14	172,573	15.14
26.460 — 32.410	360,700	7.8	28.84	360,700	28.84
42.690 — 44.090	217,950	9.3	44.01	—	—

	897,223			675,273

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2006 and 2005
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2006 and for the three and nine-month periods ended September 30, 2006 and 2005 is unaudited)

5.	Share capital (continued):
(c)	Stock-based compensation:
The Company uses the fair value based method to account for employee stock-based compensation awards. During the nine-month period ended September 30, 2006, the Company recognized compensation cost of $1,501,000 (2005 — $1,114,000) in respect of options granted in 2006 and 2005 under its stock option plan.

For the purposes described above, the fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2006		2005

Risk free interest rate	4.3%		3.7%
Dividend yield	1.63%		1.39%
Expected lives	5	years	5	years
Volatility	21.0%		20.0%

The weighted average grant date fair value of options granted during the period ended September 30, 2006 was $9.86 per option (2005 — $6.83). The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.
(d)	Net earnings per share:
The computations for basic and diluted earnings per share are as follows:

	Three months ended September 30, 2006			Nine months ended September 30, 2006
	Net earnings	Shares	Per share amount	Net earnings	Shares	Per share amount

Basic net earnings per share	$9,704	34,561,760	$0.28	$47,428	34,519,329	$1.37
Effect of dilutive securities:
Stock options	—	371,784	—	—	335,074	(0.01)

Diluted net earnings per share	$9,704	34,933,544	$0.28	$47,428	34,854,403	$1.36

	Three months ended September 30, 2005			Nine months ended September 30, 2005
	Net earnings	Shares	Per share amount	Net earnings	Shares	Per share amount

Basic net earnings per share	$4,568	34,396,648	$0.13	$39,377	34,348,880	$1.15
Effect of dilutive securities:
Stock options	—	406,212	—	—	359,720	(0.02)

Diluted net earnings per share	$4,568	34,802,860	$0.13	$39,377	34,708,600	$1.13

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2006 and 2005
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2006 and for the three and nine-month periods ended September 30, 2006 and 2005 is unaudited)

6.	Commitments and contingencies:

The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims are likely to have a material effect on its financial position or results of operations.

In the normal course of its business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. At September 30, 2006, outstanding guarantees under contract for industrial equipment to be sold prior to December 8, 2006 totaled $27,740,000 (December 31, 2005 — $10,277,000). The Company also had guarantees under contract totaling $24,465,000 relating to agricultural auctions to be held prior to June 2, 2007 (December 31, 2005 - $18,704,000). The guarantees under contract are undiscounted and do not reflect the estimated proceeds from sale at auction. No liability has been recorded with respect to these guarantee contracts.

7.	Transactions with related parties:

During the period ended September 30, 2006, the Company paid $727,000 to a company controlled by the Chairman of the Company’s Board of Directors (nine months ended September 30, 2005 - $751,000). The costs were incurred pursuant to agreements, approved by the Company’s Board of Directors, by which the related company agrees to provide meeting rooms, accommodations, meals and recreational activities at its facilities on Stuart Island in British Columbia, Canada, for certain of the Company’s customers and guests. The agreements set forth the fees and costs per excursion, which are based on market prices for similar types of facilities and excursions. The Company believes that the terms of the agreements were at least as favourable as could have been obtained from a third party. The Company has entered into similar agreements with the related party in the past and intends to do so in the future.

8.	United States generally accepted accounting principles:

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada which differ, in certain respects, from accounting practices generally accepted in the United States and from requirements promulgated by the Securities and Exchange Commission. However, for the nine months ended September 30, 2006 and 2005, net earnings in accordance with Canadian GAAP were not significantly different from net earnings had they been presented in accordance with United States GAAP.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Three and nine months ended September 30, 2006 and 2005
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2006 and for the three and nine-month periods ended September 30, 2006 and 2005 is unaudited)
8.	United States generally accepted accounting principles (continued):

United States GAAP requires the preparation of a statement of comprehensive income. Comprehensive income is defined as the change in equity of a business enterprise during the period from transactions and other events and circumstances from non-owner sources. The statement of comprehensive income reconciles the reported net earnings to the comprehensive income amount as follows:

	September 30, 2006	September 30, 2005

Net earnings in accordance with Canadian and United States GAAP	$47,428	$39,377
Other comprehensive income (loss):
Foreign currency translation adjustment	5,306	(2,032)

Comprehensive income in accordance with United States GAAP	$52,734	$37,345

Accumulated other comprehensive income, which under United States GAAP is presented as a separate component of shareholders’ equity, is comprised of the following:

	2006	2005

Foreign currency translation adjustment:

Balance, December 31	$19,330	$21,522
Change during the period	5,306	(2,032)

Balance, September 30	$24,636	$19,490

ITEM 2. Management’s Discussion and Analysis of Financial Condition And Results of Operations
Overview
The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the three- and nine-month periods ended September 30, 2006 compared to the three- and nine-month periods ended September 30, 2005. This discussion should be read in conjunction with our unaudited interim consolidated financial statements and notes thereto as at and for the nine months and quarter ended September 30, 2006, and with the disclosures below regarding forward-looking statements and risk factors. You should also consider our audited consolidated financial statements and notes thereto and our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005, which are included in our 2005 Annual Report on Form 40-F.
The date of this discussion is as of October 27, 2006. Additional information relating to our company, including our Annual Information Form, is available by accessing the SEDAR website at www.sedar.com. Our Annual Report on Form 40-F is available on the SEC’s EDGAR system at www.sec.gov. None of the information on the SEDAR or EDGAR websites is incorporated by reference into this document by this or any other reference.
We prepare our consolidated financial statements in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. There are no material measurement differences between those financial statements and the financial position and results of operations that would be reported under generally accepted accounting principles in the United States, or U.S. GAAP. Amounts discussed below are based on our consolidated financial statements prepared in accordance with Canadian GAAP and are presented in United States dollars. Unless indicated otherwise, all dollar amounts discussed below are expressed in thousands of dollars, except per share amounts.
Ritchie Bros. is the world’s largest auctioneer of industrial equipment, operating from more than 110 locations, including 33 auction sites, in 25 countries around the world. We sell, through unreserved public auctions, a broad range of industrial assets, including equipment used in the construction, transportation, mining, forestry, petroleum, material handling, marine and agricultural industries.
We operate mainly in the global industrial equipment marketplace. Our primary target markets within this market are the used truck and equipment sectors, which are large and fragmented. The world market for used trucks and equipment continues to grow, primarily as a result of the increasing, cumulative supply of used trucks and equipment, which is driven by the ongoing production of new trucks and equipment. Analysts estimate that approximately $100 billion of the type of equipment sold at our auctions changes hands each year, and although we are the largest participant in this market, our share is only roughly 2%.
In recent periods, approximately 80% of the buyers at our auctions have been end users of equipment (retail buyers), such as contractors, with the remainder being primarily truck and equipment dealers and brokers (wholesale buyers). Consignors to our auctions represent a broad mix of equipment owners, the majority being end users of equipment. Consignment volumes at our auctions are affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements and inventory reductions, as well as by the timing of the completion of major construction and other projects.
We compete directly for potential purchasers of industrial assets with other auction companies. Our indirect competitors include truck and equipment manufacturers, distributors and dealers that sell new or used industrial assets, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, truck and equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment through private sales. We believe that private sales between owners of industrial assets are still the dominant type of transaction in the used truck and equipment markets.

We believe that we have several key strengths that will enable us to continue to attract increasing numbers of consignors and bidders to our auctions. Our principal strengths are our reputation for conducting only unreserved auctions and our widely recognized commitment to fair dealing. Other important strengths include our size, the international scope of our operations, our extensive network of auction sites, our marketing skills, our internet tools and our in-depth experience in the marketplace.
Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. When we say “unreserved” we mean that there are no minimum or reserve prices on anything sold at a Ritchie Bros. auction — each item sells to the highest bidder on sale day, regardless of the price. In addition, consignors (or their agents) are forbidden by contract to bid on or buy back, or in any way influence the selling price of, their own equipment. We have maintained our commitment to the unreserved auction process since our first industrial auction in 1963 because we believe that an unreserved auction is a fair auction.
We attract a broad base of bidders from around the world to our auctions. Our worldwide marketing efforts help to attract bidders, and they are willing to travel long distances or participate online because of our reputation for conducting fair auctions. These multinational bidding audiences provide a global marketplace that allows our auctions to transcend local and regional market conditions. Evidence of this is the fact that in recent periods, an average of approximately 50% of the equipment sold at any particular auction has left the region of the sale.
We believe that our ability to consistently draw significant numbers of local and international bidders to our auctions, most of whom are end users rather than resellers, is appealing to sellers of used trucks and equipment and helps us to attract consigned equipment to our auctions. Higher consignment volumes attract more bidders, which in turn attract greater consignments, and so on. During the nine months ended September 30, 2006, we had almost 173,000 bidder registrations at our industrial auctions, compared to nearly 151,000 in the nine-month period ended September 30, 2005. We received in excess of 23,000 industrial asset consignments in the nine months ended September 30, 2006, compared to over 20,000 in 2005. A consignment is typically comprised of multiple lots.
Our principle corporate goals are to grow our earnings per share at a manageable pace and to maintain our unique Ritchie Bros. culture. One of our primary methods for increasing our earnings is to grow our gross auction sales, which is the total proceeds from all items sold at our auctions. Our strategies for accomplishing this objective include, among others, continued development of markets and regions in which we already operate and expansion into new and emerging markets and regions. We intend to continue to look for ways to capitalize on our competitive advantages outlined above. Where there is an opportunity for us to bring some or all of these factors into play and assist an owner in realizing the best possible return on the sale of his assets, we will pursue that opportunity.
Attracting and retaining the best people is another aspect of our strategy, and this is an important part of our goal of maintaining our corporate culture. In addition, we are continuing to develop our training programs and to implement tools to increase the productivity of our sales force and to enhance the service we provide to our customers.
In 2004 we launched a strategic initiative, which we call M07, with the goal of developing more efficient, consistent and scalable business processes to support our growth objectives. We have reviewed all of our business processes and systems, and this continuous improvement initiative has become an important component of our growth strategy. We expect that the results of this initiative, which we anticipate will be delivered over a period extending beyond 2007, will provide a platform for efficient growth and will allow us to increase our revenues without an equivalent increase in our administrative expenses. We started implementing new systems and processes in 2005, including an enterprise resource planning, or ERP, system, and anticipate that continuous improvement projects will be an important part of our strategy well into the future. We completed the first stage of our ERP implementation in the third quarter of 2006, and additional M07 projects are scheduled to be completed in 2006 and future years.

In addition, we are using the internet to increase our level of service and to extend further the geographic reach of our auctions and the multinational character of our bidding audiences. Approximately 28% of the bidder registrations at our industrial auctions during the nine months ended September 30, 2006 were over the internet (nine months ended September 30, 2005 — 21%).
During the first nine months of 2006, we conducted 124 unreserved industrial auctions at locations in North America, Europe, the Middle East, Australia, Mexico and Southeast Asia. We also held 127 unreserved agricultural auctions and one real estate auction in Canada and the United States. We generated approximately 64% of our gross auction sales in the first nine months of 2006 from auctions in the United States (first nine months of 2005 — 61%), 19% from auctions in Canada (first nine months of 2005 — 20%) and the remaining 17% from auctions in countries other than the United States and Canada, primarily Europe, the Middle East and Australia (first nine months of 2005 — 19%). We had 783 full-time employees at September 30, 2006, including 235 sales representatives, compared to 675 full-time employees, including 211 sales representatives, at the end of 2005.
We are a public company and our common shares are listed under the symbol “RBA” on the New York Stock Exchange and the Toronto Stock Exchange. At October 27, 2006 we had 34,580,225 common shares issued and outstanding and stock options outstanding to purchase a total of 897,223 common shares.
Sources of Revenue and Revenue Recognition
Gross auction sales is an important measure we use in comparing and assessing our operating performance between periods. Gross auction sales is not a measure of revenue and is not presented in our consolidated financial statements. However, we believe that auction revenues, which are reported as the top line of our Statement of Operations, and certain other line items, are best understood by considering their relationship to gross auction sales.
Auction revenues are comprised of auction commissions earned from straight commission and guarantee contracts with consignors, net profits on the sale of inventory items, incidental interest income, handling fees on the sale of certain lots, and the fees applicable to purchases made through our internet and proxy bidding systems. All revenue is recognized when the auction sale is complete and we have determined that the auction proceeds are collectible.
Straight commission contracts comprise the largest share of our auction revenues. We generate this type of revenue when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price at auction of the consigned equipment. In recent periods, straight commission sales have generally represented approximately 75% of our gross auction sales volume on an annual basis.
In some situations, we guarantee minimum sales proceeds to the consignor and earn a commission based on the actual results of the auction, including a pre-negotiated percentage of any sales proceeds in excess of the guaranteed amount. The consigned equipment is sold on an unreserved basis in the same manner as other consignments. If the actual auction proceeds are less than the guaranteed amount, our commission is reduced, and if the proceeds are sufficiently less, we can incur a loss on the sale. We factor in a higher rate of commission on these sales to compensate for the increased risk we assume.
Our exposure from guarantee contracts fluctuates over time, but industrial auction guarantees are usually outstanding for less than 45 days. Agricultural auction guarantees are generally outstanding for a longer period of time, because many of the contracts are signed in the autumn of one year for auctions to be held in the spring of the next year. The exposure at any time from all outstanding guarantees can fluctuate significantly from period to period but has averaged approximately $55 million for the last four fiscal quarter ends. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed, unless the loss is incurred after the period end and before the financial reporting date, in which case the loss is accrued in the financial statements for the period end. In recent periods, guarantee contracts have generally represented approximately 15% of gross auction sales on an annual basis.

Auction revenues also include the net profit or loss on the sale of inventory in cases where we acquire ownership of equipment for a short time prior to an auction sale. When purchased, this equipment is assigned to a specific auction and sold at that auction in the same manner as consigned equipment. During the period that we retain ownership, the cost of the equipment is recorded as inventory on our balance sheet. The net gain or loss on the sale is recorded as auction revenues. In recent periods, sales of inventory have generally represented approximately 10% of gross auction sales on an annual basis.
There are many factors that influence a consignor’s choice between straight commission, guarantee, or outright purchase arrangements, including the consignor’s risk tolerance and sale objectives. In addition, we do not have a target for the relative mix of contracts. As a result, the mix of contracts in a particular quarter or year fluctuates and is not necessarily indicative of our future performance. The composition of our auction revenues and our auction revenue rate (i.e. auction revenues as a percentage of gross auction sales) depends on the mix and performance of contracts entered into with consignors in the particular period and fluctuates from period to period. Our auction revenue rate performance is presented in the table below.
Prior to 2002, our long-term expected average auction revenue rate was approximately 8.80%. With the introduction of a handling fee in 2002 and proxy and internet purchase fees in 2003, our long-term expected average auction revenue rate increased to approximately 9.30%. At the end of the second quarter of 2003, we determined that we were achieving a sustainably higher average auction revenue rate and we increased our long-term expected average auction revenue rate to 9.50%. At the end of 2003 we increased our expected average auction revenue rate to be in the range of 9.50% to 10.00%. We achieved an auction revenue rate of 9.60% for the nine months ended September 30, 2006 and we continue to believe that our sustainable average auction revenue rate will be in the range of 9.50% to 10.00%.
The largest contributor to the variability in our auction revenue rate is the performance of our underwritten business (i.e. our guarantee and inventory contracts). In a period when our underwritten business performs better than average, our auction revenue rate typically exceeds the expected average rate. Conversely, if our underwritten business performs below average, our auction revenue rate will usually be below the expected average rate. The variability can be more pronounced in the first and third calendar quarters because of the seasonality of our business.

During any particular calendar year, our gross auction sales and auction revenues are influenced by the seasonal nature of the auction business, which is affected mainly by the seasonal nature of the construction and natural resources industries. Our gross auction sales and auction revenues tend to increase during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters.
Our gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where we are developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, are likely to vary more dramatically from period to period than in our established markets where the number, size and frequency of our auctions are more consistent. In addition, economies of scale are achieved as our operations in a region evolve from conducting intermittent auctions, to establishing a regional auction unit, and ultimately, to developing a permanent auction site. Economies of scale are also achieved when our auctions increase in size, as has occurred in recent periods.
Because of these seasonal and period-to-period variations, we believe that our gross auction sales and auction revenues are best compared on an annual basis, rather than on a quarterly basis.
Developments in 2006
Highlights of the first nine months of 2006 included:
•	We held the largest auction in our history, at our permanent auction site in Orlando, Florida, with gross auction sales of $113 million.

•	We broke regional gross auction sales records in Atlanta, Georgia; North East, Maryland; Houston, Texas; Minneapolis, Minnesota; Toledo, Ohio; Phoenix, Arizona; Sacramento, California; Los Angeles, California; and Prince George, British Columbia. In Saskatchewan, we held our largest ever single-owner farm auction.

•	We conducted our first ever auction in France.

•	We held our first auctions at our new permanent auction sites in Nashville, Tennessee and Saskatoon, Saskatchewan.

•	We completed our acquisition of the business and assets of Dennis Biliske Auctioneers, a North Dakota-based auctioneer of agricultural equipment and real estate. This resulted in the addition to our network of a permanent auction site in Buxton, North Dakota.

•	We completed the purchase of approximately 140 acres of land near Springfield, Ohio, on which we have commenced the construction of a new permanent auction site.

•	We completed the first phase of our ERP implementation, which included accounting and human resources modules.

•	Two new independent directors, Robert W. Murdoch and Edward Pitoniak, were added to our Board of Directors. Mr. Murdoch has extensive experience in the construction industry, having retired from the position of President and CEO of Lafarge Corporation. He is currently a director of several public companies and a member of the international advisory board of Lafarge S.A. Mr. Pitoniak is currently President and CEO of Canadian Hotel Income Properties Real Estate Investment Trust, and brings to our Board a proven track record in marketing, brand management and product development, along with strong people development skills. Mr. Pitoniak was appointed to the Audit Committee and Mr. Murdoch was appointed to the Compensation Committee.

•	G. Edward Moul retired from his position as a director and Chair of the Audit Committee of our Board of Directors. In April 2006, the Board appointed Beverley A. Briscoe to the position of Chair of the Audit Committee and Charles E. Croft to the position of Lead Director and Vice-Chairman of the Board.

•	We appointed our first sales representatives responsible for Russia and for Romania.

•	In the third quarter of 2006, our cumulative gross auction sales attributable to internet buyers using our rbauctionBid-Live online bidding system, which we implemented in 2002, surpassed the $1 billion mark.
On October 27, 2006, one of our founders, David E. Ritchie, announced that he would be retiring from our Board of Directors, and resigning as Chairman of our Board, effective November 30, 2006. In recognition of his pivotal role in the development and success of our company, our Board has appointed him to be the honourary Chairman Emeritus of the Company. Mr. Ritchie will no longer be a director of the Company and he will not receive any compensation for this honourary role.
The Board has appointed Charles E. Croft to replace Mr. Ritchie as Chairman of the Board effective November 30, 2006. Because Mr. Croft is an independent director, our Board will no longer appoint a Lead Director. However, Mr. Croft will continue to perform the duties of the Lead Director and any shareholder wishing to contact Mr. Croft may do so by phoning the Lead Director phone number or sending an email to the Lead Director email address, both of which are specified in our Information Circular dated February 28, 2006.
Critical Accounting Policies and Estimates
There have been no significant changes in our critical accounting policies and estimates since our Management’s Discussion and Analysis of Financial Condition and Results of Operations as at and for the year ended December 31, 2005, which is included in our 2005 Annual Report on Form 40-F.
Overall Performance
We achieved auction revenues of $190.3 million and net earnings of $47.4 million, or $1.36 per diluted common share, in the first nine months of 2006. Net earnings for the period would have been $46.3 million, or $1.33 per diluted share, had they excluded an after-tax gain of $1.1 million ($1.8 million before tax) on the sale of excess property in Florida. This performance compares to auction revenues of $152.7 million and net earnings of $35.3 million, or $1.02 per diluted share, during the first nine months of 2005, excluding the effect of after-tax gains of $4.1 million ($6.4 million before tax) recorded on the sale of excess property in Texas and British Columbia. Financial statement net earnings were $39.4 million, or $1.13 per diluted common share for the first nine months of 2005. We have highlighted these gains on the disposition of capital assets because we do not believe that the sale of excess property is part of our normal operations. Our earnings performance in the first nine months of 2006 was stronger than the equivalent period in 2005 mainly because of increased gross auction sales, partly offset by higher operating costs and a lower auction revenue rate. We ended the third quarter of 2006 with working capital of $93.4 million, compared to $84.1 million at December 31, 2005.
Results of Operations
Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005
United States Dollar Exchange Rate Fluctuations
We conduct operations around the world in a number of different currencies, but our reporting currency is the United States dollar. In the first nine months of 2006, approximately 30% of our revenues and approximately 40% of our operating costs were denominated in currencies other than the United States dollar, which is consistent with the rates we expect to experience on a full year basis, and is roughly consistent with the relative proportions in recent periods. The proportion of revenues denominated in currencies other than the United States dollar in a given period will differ from the annual proportion depending on the size and location of auctions held during the period.
The main currencies other than the United States dollar in which our revenues and operating costs are denominated are the Canadian dollar and the Euro. In recent periods there have been significant fluctuations in the value of these currencies relative to the United States dollar, and the Canadian dollar has strengthened significantly compared to the United States dollar. These fluctuations affect our reported auction revenues and operating expenses when non-United States dollar amounts are converted into United States dollars for financial statement reporting purposes. However, in recent periods, the effect of these fluctuations on our reported auction revenues has been largely offset by their effect on our operating expenses, making the impact of currency fluctuations on our annual net earnings essentially neutral.

			% Change
Nine months ended September 30,	2006	2005	in U.S. $

Average value of one U.S. dollar:
Canadian dollar	$1.1327	$1.2241	- 7%
Euro	€0.8041	€0.7928	1%
Auction Revenues

Nine months ended September 30,	2006	2005	% Change

Auction revenues	$190,341	$152,700	25%

Gross auction sales	$1,982,292	$1,502,976	32%
Auction revenue rate	9.60%	10.16%
Auction revenues for the first three quarters of 2006 were higher than the equivalent period in 2005 mainly as a result of higher gross auction sales in the United States and Canada, partially offset by a lower auction revenue rate. Our agricultural division generated gross auction sales of $116.8 million during the nine months ended September 30, 2006, compared to $65.6 million in the equivalent period in 2005. Our underwritten business (guarantee and inventory contracts) represented 26% of our total gross auction sales for the first nine months of 2006 (2005 — 22%), which is in a similar range to the proportions experienced in recent periods.
Our auction revenue rate for the nine months ended September 30, 2006 was within our expected range of 9.50% to 10.00%, and we continue to believe that our sustainable average auction revenue rate will be in this range. Our experience has shown that our auction revenue rate is difficult to estimate precisely. As a result, our actual auction revenue rate in future periods may be above or below this range. Our auction revenue rate for 2006 was lower than the prior year primarily as a result of the performance of our underwritten business, which achieved a higher than expected auction revenue rate in 2005.
Our auction revenues and our net earnings are influenced to a great extent by small changes in our auction revenue rate. For example, a 10 basis point (0.1%) increase or decrease in our auction revenue rate during the first nine months of 2006 would have impacted auction revenues by approximately $1.9 million, of which approximately $1.3 million or $0.04 per share would have flowed through to net earnings after tax in our statement of operations, assuming no other changes. This factor is important to consider when evaluating our current and past performance, as well as when judging future prospects.

Direct Expenses

Nine months ended September 30,	2006	2005	% Change

Direct expenses	$25,896	$18,563	40%
Direct expenses as a percentage of gross auction sales	1.31%	1.24%
Direct expenses are the costs we incur specifically to conduct an auction. Direct expenses include the costs of hiring temporary personnel to work at the auction, advertising directly related to the auction, travel costs for employees to attend and work at the auction, security hired to safeguard equipment at the auction site and rental expenses for temporary auction sites. At each quarter end, we estimate the direct expenses incurred with respect to auctions completed near the end of the period. In the subsequent quarter, these accruals are adjusted, to the extent necessary, to reflect actual costs incurred.
Our direct expense rate, which represents direct expenses as a percentage of gross auction sales, fluctuates from period to period based in part on the size and location of the auctions we hold during a particular period. The direct expense rate generally decreases as the average size of our auctions increases. In addition, we usually experience lower direct expense rates for auctions held at permanent auction sites compared to auctions held at offsite locations, mainly as a result of the economies of scale and other efficiencies that we typically experience at permanent auction sites. Several factors contributed to the increase in the direct expense rate in 2006 compared to 2005: we held a greater number of offsite sales in 2006, and the average size of those sales was smaller than the prior year; our agricultural sales in 2006 made up a larger proportion of our total gross auction sales than in the prior year; and we incurred higher marketing and advertising expenses in 2006 to attract real estate bidders to our auctions.

Nine months ended September 30,	2006	2005	% Change

Average industrial auction gross auction sales	$14,962	$13,811	8%
Percentage of gross auction sales (including agricultural) at permanent auction sites and regional auction units	86%	87%
Depreciation and Amortization Expense

Nine months ended September 30,	2006	2005	% Change

Depreciation and Amortization expense	$10,651	$10,061	6%
Depreciation is calculated on either a straight line or a declining balance basis on capital assets employed in our business, including buildings, computer hardware and software, automobiles and yard equipment. Depreciation increased in 2006 partly as a result of depreciation relating to the capitalization of ERP software and implementation costs during the period, and the construction of new auction facilities. We expect our depreciation in future periods to increase in line with our on-going capital expenditures.
General and Administrative Expenses

Nine months ended September 30,	2006	2005	% Change

General and administrative expenses	$81,566	$68,316	19%
General and administrative expenses, or G&A, include such expenditures as labour (salaries, wages, bonuses and benefits), non-auction related travel, information technology, repairs and maintenance, advertising and utilities.

Our infrastructure and workforce have continued to grow in order to support our growth objectives, and this, combined with other factors such as fluctuations in foreign exchange rates and our ERP implementation, has resulted in an increase in our G&A. During the first nine months of 2006, the growth in many aspects of our business, including personnel, facilities, and infrastructure, as well as enhanced compensation programs for our employees and expenditures relating to certain M07 initiatives, have all contributed to the increase in G&A. Our gross auction sales are growing at a faster rate than originally anticipated and this growth has necessitated adding people to our workforce, which has grown 19% since September 30, 2005. As a percentage of gross auction sales, G&A continues to be in line with our expectations. The ongoing growth we expect in our business will continue to influence future levels of G&A.
Interest Expense

Nine months ended September 30,	2006	2005	% Change

Interest expense	$1,003	$1,768	–43%
Interest expense is comprised mainly of interest paid on long-term debt and bank charges. Interest expense decreased in the first nine months of 2006 compared to the comparable period in 2005 primarily because of an increase in the amount of interest that we capitalized to land and buildings under development ($1.0 million in the first nine months of 2006; $0.3 million in the first nine months of 2005).
Gain on Disposition of Capital Assets

Nine months ended September 30,	2006	2005	% Change

Gain on disposition of capital assets	$1,463	$6,570	–78%
The gain on disposition of capital assets recorded in the first nine months of 2006 included a $1.8 million gain recorded on the sale of excess property in Tampa, Florida. This gain was partially offset by losses of $0.4 million recorded on the write off of redundant computer hardware and software prior to our ERP implementation. The gain in 2005 included a $5.5 million gain recorded on the sale of excess land in Fort Worth, Texas, and a gain of $0.9 million recorded on the sale of excess property in Prince George, British Columbia.
Income Taxes

Nine months ended September 30,	2006	2005	% Change

Income taxes	$25,886	$21,487	20%
Effective income tax rate	35.3%	35.3%
Income taxes have been calculated using the tax rates in effect in each of the tax jurisdictions in which we earn our income. The effective tax rate for the nine months ended September 30, 2006 was consistent the rate we experienced in the comparable period in 2005. Income tax rates in future periods will fluctuate depending upon the impact of any unusual items and the level of earnings in the different tax jurisdictions in which we earn our income.

Net Earnings

Nine months ended September 30,	2006	2005	% Change

Net earnings	$47,428	$39,377	20%
Net earnings per share — basic	1.37	1.15	19%
Net earnings per share — diluted	1.36	1.13	20%
Earnings increased in the first nine months of 2006 compared to the nine months ended September 30, 2005 mainly as a result of higher gross auction sales, partially offset by higher operating costs and a lower auction revenue rate. Net earnings for the first nine months of 2006 would have been $46.3 million, or $1.34 and $1.33 per basic and diluted share, respectively, if we excluded the $1.8 million ($1.1 million, or $0.03 per diluted share, after tax) effect of gains recorded on the sale of excess property in Florida. This compares to net earnings of $35.3 million, or $1.02 per diluted share, in the first nine months of 2005, excluding after-tax gains of $4.1 million recorded in connection with the sale of excess property in that period. Excluding the impact of these items in both periods, which we have highlighted because we do not consider them to be part of our normal operating results, our net earnings increased by 31% in 2006.
Quarter Ended September 30, 2006 Compared to Quarter Ended September 30, 2005
United States Dollar Exchange Rate Comparison
The proportion of revenues and expenses denominated in currencies other than the United States dollars in a given period will differ from the annual proportion depending on the size and location of auctions held during the period, but is roughly consistent with the rates we expect to experience on a full year basis, and is roughly consistent from period to period.

Three months ended September 30,	2006	2005	% Change in U.S. $

Average value of one U.S. dollar:
Canadian dollar	$1.1212	$1.2015	– 7%
Euro	€0.7852	€0.8206	–4%
Auction Revenues

Three months ended September 30,	2006	2005	% Change

Auction revenues	$55,688	$38,430	45%

Gross auction sales	$580,271	$364,005	59%
Auction revenue rate	9.60%	10.56%
The increase in auction revenues in the third quarter of 2006 compared to the equivalent period in 2005 was primarily attributable to higher gross auction sales in the United States and Canada, partially offset by a lower auction revenue rate applicable to those sales. Our agricultural division generated gross auction sales of $18.0 million during the third quarter of 2006, compared to $12.9 million in the comparable period in 2005. Our underwritten business represented 22% of gross auction sales in the third quarter of 2006 (2005 — 20%), which is within the range we have experienced in recent periods.

Direct Expenses

Three months ended September 30,	2006	2005	% Change

Direct expenses	$8,105	$4,487	81%
Direct expenses as a percentage of gross auction sales	1.40%	1.23%
Our direct expense rate fluctuates from period to period based in part on the size and location of the auctions we hold during a particular period. Our direct expense rate in the third quarter of 2006 was higher than the corresponding quarter in 2005 as a result of differences in the relative size and mix of auctions held during the periods. We held a greater proportion of our sales at permanent auction sites in 2005, and this contributed to a higher direct expense rate for the third quarter of 2006 compared to the equivalent period in 2005. In addition, we incurred higher marketing and advertising expenses to attract real estate bidders to our auctions in 2006, which resulted in a further increase in the direct expense rate.

Three months ended September 30,	2006	2005	% Change

Average industrial auction gross auction sales	$14,156	$12,987	9%
Percentage of gross auction sales (including agricultural) at permanent auction sites and regional auction units	85%	90%
Depreciation and Amortization Expense

Three months ended September 30,	2006	2005	% Change

Depreciation and amortization expense	$4,337	$3,198	36%
Depreciation and amortization in the third quarter of 2006 increased compared to the third quarter of 2005 as a result of depreciation relating to the capitalization of ERP software and implementation costs and the construction of new auction facilities.
General and Administrative Expenses

Three months ended September 30,	2006	2005	% Change

General and administrative expenses	$28,862	$23,859	21%
The increase in general and administrative expenses was consistent with the growth in our business and also reflected the effect of currency fluctuations and our ERP implementation. Our gross auction sales grew at a faster rate than expected this year compared to last year, and this growth has necessitated adding people to our workforce and incurring other costs to support the significant growth in our business in comparison to the third quarter of 2005.

Interest Expense

Three months ended September 30,	2006	2005	% Change

Interest expense	$283	$427	-34%
Interest expense decreased in the third quarter of 2006 compared to the prior year primarily because we capitalized more interest to land and buildings under development in the third quarter of 2006 compared to the equivalent period in 2005 ($0.4 million in the third quarter of 2006; $0.2 million in the third quarter of 2005).
Gain (Loss) on Disposition of Capital Assets

Three months ended September 30,	2006	2005	% Change

Gain (loss) on disposition of capital assets	$(454)	$68	-768%
The loss on disposition of capital assets recorded in the third quarter of 2006 is attributable to the write off of redundant computer hardware and software prior to our ERP implementation.
Income Taxes

Three months ended September 30,	2006	2005	% Change

Income taxes	$4,098	$2,024	102%
Effective income tax rate	29.7%	30.7%
Income taxes have been calculated using the tax rates in effect in each of the tax jurisdictions in which we earn our income. The effective tax rate for the quarter ended September 30, 2006 was roughly consistent with the rate we experienced in the same quarter in 2005. Income tax rates in future periods will fluctuate depending upon the impact of any unusual items and the level of earnings in the different tax jurisdictions in which we earn our income.
Net Earnings

Three months ended September 30,	2006	2005	% Change

Net earnings	$9,704	$4,568	112%
Net earnings per share — basic	0.28	0.13	115%
Net earnings per share — diluted	0.28	0.13	115%
Net earnings in the third quarter of 2006 were higher than our net earnings in the comparable period in 2005 primarily as a result of increased gross auction sales, partially offset by higher operating costs and a lower auction revenue rate.
Summary of Quarterly Results
The following tables present our unaudited consolidated quarterly results of operations for each of our last eight fiscal quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as our annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2005 and 2004.

	Q3 2006	Q2 2006		Q1 2006	Q4 2005

Gross auction sales (1)	$580,271	$830,493		$571,528	$589,865

Auction revenues .	$55,688	$78,680		$55,973	$59,933
Net earnings	9,704	24,526	(2)	13,198	14,203
Net earnings per share — basic	$0.28	$0.71	(2)	$0.38	$0.41
Net earnings per share — diluted	0.28	0.70	(2)	0.38	0.41

	Q3 2005	Q2 2005		Q1 2005		Q4 2004

Gross auction sales (1)	$364,005	$682,711		$456,260		$549,796

Auction revenues	$38,430	$65,692		$48,578		$57,142
Net earnings	4,568	21,134	(3)	13,675	(4)	11,335	(5)
Net earnings per share — basic	$0.13	$0.62	(3)	$0.40	(4)	$0.34	(5)
Net earnings per share — diluted	0.13	0.61	(3)	0.40	(4)	0.33	(5)

(1)	Gross auction sales represents the total proceeds from all items sold at our auctions. Gross auction sales is not a measure of revenue and is not presented in our consolidated financial statements. See further discussion above under “Sources of Revenue and Revenue Recognition.”

(2)	Net earnings in the second quarter of 2006 included a gain of $1,812 recorded on the sale of excess property ($1,087 after tax). Excluding this gain, net earnings would have been $23,439, or $0.68 and $0.67 per basic and diluted share respectively.

(3)	Net earnings in the second quarter of 2005 included a gain of $938 recorded on the sale of excess property ($769 after tax). Excluding this gain, net earnings would have been $20,365, or $0.59 per basic and diluted share.

(4)	Net earnings in the first quarter of 2005 included a gain of $5,493 recorded on the sale of excess property ($3,296 after tax). Excluding this gain, net earnings would have been $10,379, or $0.30 per basic and diluted share.

(5)	Net earnings in the third and fourth quarters of 2004 included income taxes of $888 and $1,218, respectively, recorded in connection with realized foreign exchange gains at the subsidiary level on certain term debt that came due in the second half of 2004. Excluding these non-recurring charges, net earnings would have been $2,698, or $0.08 per basic and diluted share, for the third quarter and $12,553, or $0.37 per basic share and $0.36 per diluted share, for the fourth quarter.
Liquidity and Capital Resources

	September 30, 2006	December 31, 2005	% Change

Working capital	$93,357	$84,108	11%
Our cash position can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. We generally collect auction proceeds from buyers within seven days of the auction and pay out auction proceeds to consignors approximately 21 days following an auction. If auctions are conducted near a period end, we may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, we believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone. In our opinion, our working capital balance at September 30, 2006 is adequate to satisfy our present operating requirements.

Cash Flows

Nine months ended September 30,	2006	2005	% Change

Cash provided by (used in):
Operations	$60,980	$75,589	–19%
Investing	(32,689)	(20,296)	61%
Financing	(16,360)	(10,236)	60%
     Cash used in investing includes capital asset additions, which were $36.6 million for the nine months ended September 30, 2006 compared to $29.9 million in the comparable period of 2005. Our capital expenditures in the first nine months of 2006 related primarily to construction of our new permanent auction sites in Denver, Colorado, Houston, Texas and Springfield, Ohio, as well as investment in computer software and equipment. Exchange rate changes relating to capital assets held in currencies other than the United States dollar resulted in a increase of $5.5 million in the capital assets reported on our consolidated balance sheet as at September 30, 2006, compared to a $1.1 million decrease in 2005. Cash used in investing activities during the first nine months of 2006 also included $2.3 million spent as a component of the acquisition of the business and certain assets of Dennis Biliske Auctioneers.
     We intend to expand our network of auction sites by building facilities in selected locations around the world as appropriate opportunities arise, either to replace existing auction facilities or to establish new sites. Our actual expenditure levels in future periods will depend largely on our ability to identify, acquire and develop suitable auction sites. Over the next four years we intend to add or replace an average of two auction sites per year, and possibly up to four sites per year.
     From 2006 through 2010, we expect that our annual capital expenditures will be in the range of $50 million to $100 million per year, as we continue to invest in the expansion of our network of auction sites and fund our M07 strategic initiatives. Actual capital expenditures will vary, depending on the availability and cost of suitable expansion opportunities. Depending on the scope of the required system improvements, the M07 expenditures will likely be primarily for software, hardware and related systems. We expect to fund future capital expenditures primarily from working capital or draws on available credit facilities.
     Cash used in financing includes dividends, and we paid regular quarterly cash dividends of $0.21 per share during the quarter ended September 30, 2006, and $0.18 per share during each of the quarters ended June 30, 2006 and March 31, 2006. Total dividend payments were $19.7 million for the first nine months of 2006, compared to total dividend payments of $13.7 million in the first nine months of 2005.
     Debt and Credit Facilities
Our debt and available credit facilities at September 30, 2006 and December 31, 2005 were as follows:

	September 30, 2006	December 31, 2005	% Change

Long-term debt (including current portion of long-term debt)	$43,903	$43,542	1%

Revolving credit facilities — total available:	$119,072	$118,200

Revolving credit facilities — total unused:	$119,072	$118,200

Our credit facilities are with financial institutions in the United States, Canada, The Netherlands, England and Australia. We had no floating-rate long-term debt at September 30, 2006, and we were in compliance with all financial covenants applicable to our long-term debt.
Transactions with Related Parties
During the period ended September 30, 2006, we paid $0.7 million (2005 — $0.8 million) to a company controlled by David E. Ritchie, the Chairman of our Board of Directors. The costs were incurred pursuant to agreements, approved by our Board, by which the related company agrees to provide meeting rooms, accommodations, meals and recreational activities at its facilities on Stuart Island in British Columbia, Canada, for certain of our customers and guests. The agreements set forth the fees and costs per excursion, which are based on market prices for similar types of facilities and excursions. We believe that the terms of the agreements are at least as favourable as we could have obtained from a third party. We have entered into similar agreements with the related party in the past and intend to do so in the future.
Quantitative and Qualitative Disclosure about Market Risk
We conduct our operations in local currencies in many countries around the world; however, we use the United States dollar as our reporting currency. As a result, we are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations. For the nine months ended September 30, 2006, approximately 30% of our revenues were earned in currencies other than the United States dollar and approximately 40% of our operating costs were denominated in currencies other than the United States dollar, and we believe that this ratio acts as a natural hedge against exposure to fluctuations in the value of the United States dollar. As a result, we have not adopted a long-term hedging strategy to protect against foreign currency rate fluctuations associated with our operations denominated in currencies other than the United States dollar, but we will consider hedging specific transactions when appropriate.
During the first nine months ended September 30, 2006, we recorded an increase in our foreign currency translation adjustment balance of $5.3 million, compared to a decrease of $2.0 million in the first nine months of 2005. Our foreign currency translation adjustment arises from the translation at the end of each reporting period of our net assets denominated in currencies other than the United States dollar into our reporting currency, in accordance with Canadian GAAP. Increases or decreases in this balance arise primarily from the strengthening or weakening of non-United States currencies against the United States dollar.
Legal and Other Proceedings
In August 2006, Caterpillar Inc. filed a complaint with the United States International Trade Commission (or ITC) against us and 19 other companies, requesting that the ITC conduct an investigation under Section 337 of the U.S. Tariff Act of 1930, as amended, regarding the importation, sale, or purchase of certain Caterpillar hydraulic excavators in the United States.
The complaint relates to certain hydraulic excavators and associated components manufactured by Caterpillar for sale in markets outside the United States. The complaint alleges patent infringement because of alleged material differences in the machines. According to the complaint, the principal differences between the specified hydraulic excavators manufactured for the United States market and those manufactured for overseas markets include various labels and warning stickers, operation and maintenance manuals and certain components and accessories, among others.
The ITC has instituted an investigation but has not made any decision on the matter. We do not know how long the investigation will last or when the ITC will make a decision, but we intend to cooperate fully with the investigation. Based on available information, we believe it is unlikely that this action will have a material effect on our business, results of operations or financial condition.

Forward-Looking Statements
This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:
•	our future performance;

•	growth of our operations;

•	expansion of the geographic markets and market segments in which we conduct auctions, including the world market for used industrial equipment;

•	increases in the number of consignors and bidders participating in our auctions;

•	our key strengths;

•	the average percentage of equipment sold at our auctions that leaves the region of the sale;

•	our ability to draw consistently significant numbers of local and international bidders to our auctions;

•	our ability to attract and retain the best people, and to increase the productivity of our sales force;

•	the anticipated improvement, acquisition and development by us of auction sites;

•	the relative percentage of our gross auction sales represented by straight commission, guarantee and inventory contracts;

•	the dollar amount of our exposure to outstanding guarantee contracts;

•	our ability to grow our gross auction sales at a manageable pace and increase our earnings per share;

•	our auction revenue rates and the sustainability of those rates, and the seasonality of gross auction sales and auction revenues;

•	our direct expense rates, depreciation expenses and general and administrative expenses;

•	our future capital expenditures;

•	our M07 strategic initiatives, the timing of their implementation and the effect on our business, results of operations and capital expenditures;

•	our internet initiatives and the level of participation in our auctions by internet bidders;

•	the proportion of our revenues and operating costs denominated in currencies other than the U.S. dollar or the effect of any currency exchange fluctuations on our results of operations;

•	financing available to us and the sufficiency of our working capital to meet our financial needs; and

•	the outcome of the United States International Trade Commission’s investigation and the effect on our financial condition and results of operations.
In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” are among those that may affect our performance and could cause our actual financial and operational results to differ significantly from our predictions. We do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.
Risk Factors
Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of our performance in future periods. Some of the more important risks that we face are outlined below and holders of our common shares should consider these risks. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer.
Our guarantee and outright purchase contracts and advances to consignors may result in us incurring losses.
Approximately 75% of our business is conducted on a straight commission basis. In certain situations we will either offer to:
•	guarantee a minimum level of sale proceeds to the consignor, regardless of the ultimate selling price of the consignment at the auction; or

•	purchase the equipment outright from the consignor for sale in a particular auction.
If auction proceeds are less than the guaranteed amount, our commission will be reduced or, if sufficiently lower, we will incur a loss. If auction proceeds are less than the purchase price we paid for equipment that we take into inventory temporarily, we will incur a loss. Because all of our auctions are unreserved, there is no way for us to protect against these types of losses by bidding on or acquiring any of the items at the auction. In recent periods, guarantee and inventory contracts have generally represented approximately 25% of our annual gross auction sales.
Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the assets to be auctioned and upon receipt of a security interest in the assets to secure the obligation. If we were unable to auction the assets or if auction proceeds were less than amounts advanced, we could incur a loss.
We may need to make payments to buyers if we are not able to deliver clear title on the assets sold at our auctions, which may result in us incurring losses.
Where title registries are commercially available, we guarantee to our buyers that each item purchased at our auctions is free of liens and other encumbrances, up to the purchase price paid. If we are unable to deliver clear title, we provide the buyer with a full refund. While we exercise considerable effort ensuring that all liens have been identified and, if necessary, discharged prior to the auction, we occasionally do not properly identify or discharge liens and have had to make payments to the relevant lienholders or purchasers. We will incur a loss if we are unable to recover sufficient funds from the consignors to offset these payments; aggregate losses from these payments could be material.
We may have difficulties sustaining and managing our growth.
One of the main elements of our strategy is to continue to grow our business, primarily by increasing earnings from operations in markets in which we already operate and by expanding into new geographic markets and into market segments in which we have not had a significant presence in the past. As part of this strategy, we may from time to time acquire additional assets or businesses from third parties. We may not be successful in growing our business or in managing this growth. For us to grow our business successfully, we need to accomplish a number of objectives, including:
•	recruiting and retaining suitable sales personnel;

•	identifying and developing new geographic markets and market segments;

•	identifying and acquiring, on terms favourable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;

•	successfully managing expansion;

•	obtaining necessary financing;

•	receiving necessary authorizations and approvals from governments for proposed development or expansion;

•	successfully integrating new facilities and acquired businesses into our existing operations;

•	achieving acceptance of the auction process in general by potential consignors, bidders and buyers;

•	establishing and maintaining favourable relationships with consignors, bidders and buyers in new markets and market segments, and maintaining these relationships in our existing markets;

•	capitalizing on changes in the supply of and demand for industrial assets, in our existing and in new markets; and

•	designing and implementing business processes that are able to support profitable growth.
We will need to hire additional employees to manage any growth that we achieve. In addition, growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems. These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract and retain qualified managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.
Our business would be harmed if there were decreases in the supply of, demand for, or market values of industrial assets, primarily used industrial equipment.
Our auction revenues could be reduced if there was significant erosion in the supply of, demand for, or market values of used industrial equipment, which would affect our financial condition and results of operations. We have no control over any of the factors that affect the supply of, and demand for, used industrial equipment, and the circumstances that cause market values for industrial equipment to fluctuate are beyond our control. In addition, price competition and availability of industrial equipment directly affect the supply of, demand for, and market value of used industrial equipment.
Our business could be harmed if our reputation for fairness, honesty and conducting only unreserved auctions were damaged.
Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. Closely related to this is our reputation for fairness and honesty in our dealings with our customers. Our ability to attract new customers and continue to do business with existing customers could be harmed if our reputation for fairness, honesty and conducting only unreserved auctions were damaged. If we are unable to maintain our reputation and monitor and enforce our policy of conducting unreserved auctions, we could lose business and our results of operations would suffer.
We may incur losses as a result of legal and other claims.
We are subject to legal and other claims that arise in the ordinary course of our business. While the results of these claims have not historically had a material effect on our business, financial condition or results of operations, we may not be able to defend ourselves adequately against these claims in the future and we may incur losses. Aggregate losses from these claims could be material.
Our operating results are subject to quarterly variations.
Historically, our revenues and operating results have fluctuated from quarter to quarter. We expect to continue to experience these fluctuations as a result of the following factors, among others:
•	the size, timing and frequency of our auctions;

•	the seasonal nature of the auction business in general, with peak activity typically occurring in the second and fourth calendar quarters, mainly as a result of the seasonal nature of the construction and natural resources industries;

•	the performance of our underwritten business (guarantee and outright purchase contracts);

•	general economic conditions in our markets; and

•	the timing of acquisitions and development of auction facilities and related costs.
In addition, we usually incur substantial costs when entering new markets, and the profitability of operations at new locations is uncertain as a result of the increased variability in the number and size of auctions at new sites. These and other factors may cause our future results to fall short of investor expectations or not to compare favourably to our past results.
We are exposed to foreign exchange rate fluctuations and political and economic instability as a result of our substantial international operations, which could harm our results of operations.
We conduct business on a global basis and intend to continue to expand our presence in international markets. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, health, environmental, economic and political conditions and regulations, including income tax regulations, may affect in a negative manner our business in international markets and our related operating results. Currency exchange rate fluctuations between the different countries in which we conduct our operations impact the purchasing power of buyers, the motivation of consignors, asset values and asset flows between various countries, including those in which we do not have operations. These factors and other global economic conditions may harm our business and our operating results.
Although we report our financial results in United States dollars, a significant portion of our auction revenues are generated at auctions held outside the United States, mostly in currencies other than the United States dollar. Currency exchange rate changes against the United States dollar, particularly for the Canadian dollar and the Euro, could affect the presentation of our results in our financial statements and cause our earnings to fluctuate.
Our revenues and profitability could be reduced as a result of competition in our core markets.
The used truck and equipment sectors of the global industrial equipment market, and the auction segment of those markets, are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, distributors and dealers that sell new or used equipment, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment in private sales.
Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, we may also be required to reduce commission rates. These activities could harm our business, operating results and financial condition.
We depend on the services of a number of key personnel, and our business could be harmed if we lost one or more of them.
The growth and performance of our business in the future will depend to a significant extent on the efforts and abilities of our executive officers and senior managers. Our business could be harmed if we lost the services of one or more of these individuals. We do not maintain key man insurance on the lives of any of our executive officers. Our future success largely depends on our ability to attract, develop and retain skilled employees in all areas of our business.
Our internet-related initiatives, which are subject to technological obsolescence and potential service interruptions, may not contribute to improved operating results over the long-term. In addition, we may not be able to compete with technologies implemented by our competitors.
We have invested significant resources in the development of our internet platform, including our rbauctionBid-Live internet bidding service. We license from third parties intellectual property on which we rely in providing our rbauctionBid-Live service. Our internet technologies may not result in any material long-term improvement in our results of operations or financial condition and may require further significant investment to help avoid obsolescence. We may also not be able to continue to adapt our business to internet commerce and we may not be able to compete effectively against internet auction services offered by our competitors.
The success of our rbauctionBid-Live service and other services that we offer over the internet, including equipment-searching capabilities and historical price information, will continue to depend largely on our ability to use suitable intellectual property licensed from third parties, further development and maintenance of our infrastructure and the internet in general. Our ability to offer online services depends on the performance of the internet, as well as some of our internal hardware and software systems.
“Viruses”, “worms” and other similar programs, which have in the past caused periodic outages and other internet access delays, may in the future interfere with the performance of the internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the internet. We could lose customers and our reputation could be harmed if we were unable to provide services over the internet at an acceptable level of performance or reliability.
The availability and performance of our internal technology infrastructure, as well as the implementation of an enterprise resource planning system, are critical to our business.
The satisfactory performance, reliability and availability of our website, processing systems and network infrastructure are important to our reputation and business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet anticipated increased usage of our rbauctionBid-Live service and other services offered on our website and to implement new features and functions. Our business and results of operations could be harmed if we were unable to expand and upgrade in a timely manner our systems and infrastructure to accommodate any increases in the use of our internet services, or if we were to lose access to or the functionality of our internet systems for any reason.
We use both internally developed and licensed systems for transaction processing and accounting, including billings and collections processing. We may need to improve these systems in order to accommodate any growth in our business. Any inability to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes could harm our business and interfere with our ability to grow.
We have embarked on a program to redesign our business processes and to upgrade our information systems, including implementing an enterprise resource planning system. Our business and results of operations could be harmed if this implementation, which has commenced in phases starting in 2006, is not successful. In addition, any difficulties with our systems implementation could have an adverse effect on our operations and also our ability to evaluate the effectiveness of our internal control over financial reporting, which could negatively affect our internal control reporting in accordance with the provisions of Section 404 of the Sarbanes-Oxley Act and applicable securities law in Canada, and of our disclosure controls and procedures, which could negatively affect our reporting in accordance with the provisions of Section 302 of the Sarbanes-Oxley Act and applicable securities law in Canada.
We do not currently have a formal disaster recovery plan. If we were subject to a serious security breach or a threat to business continuity, it could materially damage our business, results of operations and financial condition.
Our business is subject to risks relating to our ability to safeguard the security and privacy of our customers’ confidential information.
We maintain proprietary databases containing confidential personal information regarding our customers and the results of our auctions, and we must safeguard the security and privacy of this information. Despite our efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.
Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.
Our operations are subject to substantial environmental and other regulations that may significantly increase our expenses or limit our operations and ability to expand.
A variety of federal, provincial, state and local laws, rules and regulations apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, suspension or cessation of some or all of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.
The development or expansion of auction sites depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, such development or expansion.

Under some environmental laws, an owner or lessee of, or other person involved in, real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner, lessee or other person knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites, or at other sites where we may be conducting auctions, or at properties that we may be selling by auction, from prior activities at these locations or from neighbouring properties. In addition, auction sites that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to claims arising from environmental contamination of any of these properties could harm our financial condition and results of operations.
There are restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between specified jurisdictions. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from entering into commerce in the United States. If these restrictions were to materially inhibit the ability of customers to ship equipment to or from our auction sites, they could reduce our gross auction sales and harm our business.
International bidders and consignors could be deterred from participating in our auctions if governmental bodies impose additional export or import regulations or additional duties, taxes or other charges on exports or imports. Reduced participation by international bidders and consignors could reduce our gross auction sales and harm our business, financial condition and results of operations.
Our insurance may be insufficient to cover losses that may occur as a result of our operations.
We maintain property and general liability insurance. This insurance may not remain available to us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover all liability that we may incur. Our auctions generally involve the operation of large equipment close to a large number of people, and an accident could damage our facilities or injure auction attendees. Any major accident could harm our reputation and our business. In addition, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, the resulting costs could harm our results of operations and financial condition.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ritchie Bros. Auctioneers Incorporated
(Registrant)
Date: October 31, 2006	By:	/s/ Robert S. Armstrong
Robert S. Armstrong,
Corporate Secretary